PHOTOMEDEX, INC.
                               147 KEYSTONE DRIVE
                       MONTGOMERYVILLE, PENNSYLVANIA 18936
                              TEL. NO. 215-619-3600
                             FACS. NO. 215-619-3209

                                January 24, 2005

VIA TELECOPIER AND FIRST CLASS MAIL

(202) 942-9585

David Ritenour, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549


                              RE: PHOTOMEDEX, INC.
                       REGISTRATION STATEMENT ON FORM S-3
                               FILE NO. 333-120921


Dear Mr. Ritenour:

      PhotoMedex is requesting by separate correspondence the effectiveness of the above-referenced registration statement.

      As requested in the Staff's correspondence, dated December 21, 2004, in connection with such request for acceleration, PhotoMedex hereby acknowledges the following:

      o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

      We have sent you a corresponding letter requesting that the effectiveness of the above-referenced Registration Statement be accelerated to Monday, January 24, 2005 at 5:00 p.m. (Eastern Time).

                                        PHOTOMEDEX, INC.



                                        By: /s/ Dennis M. McGrath
                                            --------------------------------
                                            Dennis M. McGrath
                                            Chief Financial Officer




cc: JEFFREY P. BERG, ESQ.